CORPORATE PROPERTY ASSOCIATES 17 -- GLOBAL INCORPORATED
RECENT DEVELOPMENTS

Filed Pursuant to Rule 424(b)(3)
File No. 333-140842

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

Prospectus Supplement No. 2 Dated January 18, 2011
To Prospectus Dated November 12, 2010

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated November 12, 2010 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment and Stock Purchase Plan

As detailed in the Prospectus, we are offering up to $2.5 billion in shares of our common stock, including $475.0 million in shares of common stock through our distribution reinvestment plan. As of January 14 2011, we have issued a total of 139,953,909 shares of our common stock in connection with our offering, raising aggregate gross proceeds of approximately $1.4 billion. As of January 14, 2011, we have also issued a total of 5,997,601 shares ($57.0 million) pursuant to our distribution reinvestment plan.

CPA®:17 — Global/CPA®:14 Asset Sales

On December 13, 2010, we entered into a sale and purchase agreement with CPA®:14 pursuant to which we have agreed to purchase CPA®:14’s interests in three properties for an aggregate purchase price of $57.4 million, plus the assumption of approximately $153.9 million of indebtedness. The purchase price is based upon a valuation of the properties as of September 30, 2010 performed by a third-party valuation firm. Two of the properties to be purchased are in the United States with the third in Germany. These are industrial, sports/fitness and storage/trucking facility properties with tenants in the retail and transportation industries.

The completion of the sale of assets to us, and a concurrent sale of three other properties by CPA®:14 to W. P. Carey, are conditions to the closing of the previously-announced merger of CPA®:14 with and into a subsidiary of CPA®:16 — Global. The closing of each of the asset sales is subject to the closing of the merger.

We will not pay an acquisition fee in respect of our purchase of CPA®:14 assets.

Acquisitions of Properties

Agrokor d.d.

All U.S. dollar amounts related to the Agrokor d.d. (“Agrokor”) acquisition are based on the exchange rate of the Euro on the date of closing, or $1.3065.

Acquisition

In December 2010, we acquired a portfolio of six retail facilities in various locations throughout Croatia from an unrelated party and entered into six cross-collateralized net lease agreements with Konzum d.d. Zagreb (“Konzum”), a subsidiary of Agrokor. The six retail facilities total approximately 363,425 square feet. This December transaction was a follow on to an April 2010 transaction with Konzum.

Purchase Terms

The total cost of acquiring the six retail facilities, including estimated acquisition fees and expenses, was approximately $64.0 million. We paid at closing an acquisition fee to W. P. Carey International of approximately $1.6 million. W. P. Carey International is also expected to receive a deferred acquisition fee in the total amount of approximately $1.3 million. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of the Leases

The six retail facilities are leased to Konzum under six cross-collateralized net leases, and Agrokor has guaranteed Konzum’s obligations under the leases. Each of the leases has an initial term of 20 years and provides for two ten-year renewal options. The initial aggregate annual rent under the six leases is approximately $5.6 million and each lease provides for annual rent increase based on the weighted average of the Harmonised Index of Consumer Prices for the 27 countries of the European Union, which is reported on a monthly basis.

Description of Financing

In connection with this acquisition, we paid off the existing seller’s mortgage note from the April 2010 transaction and obtained new non-recourse mortgage financing of approximately $53.0 million covering the portfolio from the April 2010 transaction and a non-recourse mortgage financing of approximately $34.3 million covering the six newly acquired retail facilities, with both loans being cross-collateralized and cross-defaulted with the other and with a fixed annual interest rate of 6.54% and a term of approximately 7 years.

Description of Agrokor d.d.

Agrokor has advised us that it is the largest food producer, processor, distributor and retailer in Croatia.

American Air Liquide Holdings Inc.

Acquisition

In December 2010, we acquired an office facility located in Houston, Texas totalling approximately 49,821 square feet from, and entered into a net lease agreement with, American Air Liquide Holdings Inc. (“Air Liquide”).

Purchase Terms

The total cost of acquiring the office facility, including estimated acquisition fees and expenses, was approximately $6.2 million, which we funded with proceeds from our initial public offering. We paid at closing an acquisition fee to Carey Asset Management of approximately $0.2 million. Carey Asset Management is also expected to receive a deferred acquisition fee in the total amount of approximately $0.1 million. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of Financing

In January 2011, we obtained non-recourse mortgage financing of $4.2 million with a term of 10 years for this investment.

Description of the Leases

The office facility is leased to Air Liquide under a net lease. The lease has an initial term of 15 years and provides for six five-year renewal options.

Description of American Air Liquide Holdings Inc.

Air Liquide has advised us that it offers industrial gasses and related services to a variety of customers including those in large industry, industrial manufacturing, electronic and healthcare marketplaces.

CARQUEST Auto Parts

All U.S. dollar amounts related to the Canadian properties are based on the exchange rate of the Canadian dollar on the date of closing, or $0.9941.

Acquisition

In December 2010, we acquired 29 automotive equipment distribution centers and four office buildings in various cities in the United States and Canada from various parties, totaling approximately 3,572,684 square feet, and entered into a total of four net lease agreements, two with Carquest Canada Ltd. (“Carquest Canada”) and two with General Parts Inc. and the other tenants named therein (collectively, “General Parts,” and together with Carquest Canada, the “Tenants”). The Tenants are affiliates of General Parts International, Inc., doing business as CARQUEST Auto Parts (“CARQUEST”).

Purchase Terms

The total cost of acquiring the 33 facilities, including estimated acquisition fees and expenses, was approximately $257.0 million. We paid at closing acquisition fees to Carey Asset Management and W. P. Carey International totalling approximately $6.4 million. Carey Asset Management and W. P. Carey International are also expected to receive deferred acquisition fees in the total amount of approximately $5.1 million. These deferred fees are payable in equal annual installments over each of the next three years but are contingent upon our achieving the 5% preferred return rate.

Description of the Leases

The 33 facilities are leased to Tenants under four separate net leases, and CARQUEST has guaranteed Tenants obligations under each of the leases. Three of the four leases have an initial term of 20 years, of which two provide for six five-year renewal options and one provides for four five-year renewal options. The remaining lease has a term of five years. The initial aggregate annual rent under the four leases is approximately $19.0 million and each of the three 20-year term leases provides for rent increases of 5% in year six, 10% in year 11 and 5% in year 16.

Description of Financing

In connection with this acquisition, we obtained non-recourse mortgage financing of $117.0 million with a fixed annual interest rate of 5.17% and a term of 10 years.

Description of CARQUEST Auto Parts

CARQUEST has advised us that it is a distributor of automotive original equipment replacement parts to corporate automotive service providers, professional automotive technicians, auto dealerships, corporate fleets, as well as do-it-yourselfers.

Flint River Services, LLC

Acquisition

In November 2010, we acquired two cold storage facilities each in Unadilla, Georgia and Rincon, Georgia totalling approximately 497,002 square feet from Flint River Services, Inc. and entered into a net lease agreement for the same with Flint River Services, LLC (“Flint River”), an affiliate of Bay Grove Capital, LLC.

Purchase Terms

The total cost of acquiring the facilities, including estimated acquisition fees and expenses, was approximately $52.4 million. We paid at closing an acquisition fee to Carey Asset Management of approximately $1.3 million. Carey Asset Management is also expected to receive a deferred acquisition fee in the total amount of approximately $1.0 million. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of the Lease

The facilities are leased to Flint River under a net lease. The lease has an initial term of 20 years and provides for three ten-year renewal options.

Description of Financing

In connection with this acquisition, we obtained non-recourse mortgage financing of $27.0 million with a term of 10 years.

Description of Flint River Services, LLC

Flint River has advised us that it is a temperature-controlled outsourced logistics provider that owns and operates 30.9 million cubic feet of distribution space strategically located in the Southeastern United States.

Dollar General Corporation

In November 2010, we entered into a build-to-suit program with Dollar General Corporation (“Dollar General”), whereby we expect to fund up to $40 million to Rhetson Companies (the “Developer”) for the construction of properties that will be leased to Dollar General upon their completion. Under this program, we entered into three build-to-suit transactions in November 2010 for properties in Fayetteville, North Carolina, Ocean Isle Beach, North Carolina and Danville, Virginia at a total cost of approximately $2.8 million, based on estimated construction costs and acquisition fees and expenses. The total amount funded at closings for the three properties was approximately $0.9 million, including acquisition fees paid to Carey Asset Management totalling approximately $0.1 million. Carey Asset Management is also expected to receive deferred acquisition fees in the total amount of approximately $0.1 million. These deferred fees are payable in equal annual installments over each of the next three years but are contingent upon our achieving the 5% preferred return rate. Upon completion of construction, each of these three properties will be leased to Dollar General under separate net leases. Each of the leases will have an initial term of 15 years and provide for five five-year renewal options. Dollar General has advised us that it is a discount retailer of general merchandise with 8,965 stores in 35 states in the United States.

Merge Healthcare Incorporated

Acquisition

In November 2010, we acquired an office facility located in Hartland, Wisconsin totalling approximately 81,082 square feet from, and entered into a net lease agreement with, Merge Healthcare Incorporated (“Merge”).

Purchase Terms

The total cost of acquiring the facility, including estimated acquisition fees and expenses, was approximately $6.8 million, which we funded with proceeds from our initial public offering. We paid at closing an acquisition fee to Carey Asset Management of approximately $0.2 million. Carey Asset Management is also expected to receive a deferred acquisition fee in the total amount of approximately $0.1 million. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of the Leases

The facility is leased to Merge under a net lease. The lease has an initial term of 15 years and provides for two ten-year renewal options.

Description of Merge Healthcare Incorporated.

Merge has advised us that it is a leading software company focusing on medical imaging related applications.

Promotora de Informaciones S.A. and Prisa Televisión S.A.U. (Collectively, “PRISA”)

All U.S. dollar amounts related to the PRISA acquisition are based on the exchange rate of the Euro on the date of closing, or $1.3137.

Acquisition

In December 2010, we acquired a single office headquarters and media production facility in Madrid, Spain totalling approximately 451,420 square feet from, and entered into a net lease agreement with, Distribuidora de Television Digital S.A. (“DTS”), a subsidiary of PRISA.

Purchase Terms

The total cost of acquiring the facility, including estimated acquisition fees and expenses, was approximately $112.6 million, which we funded with proceeds from our initial public offering. We paid at closing an acquisition fee to W. P. Carey International of approximately $2.8 million. W. P. Carey International is also expected to receive a deferred acquisition fee in the total amount of approximately $2.3 million. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of the Lease

The facility is leased to DTS under a net lease, and PRISA has guaranteed DTS’s obligations under the lease. The lease has an initial term of 20 years and provides for four five-year renewal options.

Description of PRISA

PRISA has advised us that it is the world’s leading Spanish and Portuguese-language business group in the fields of education, information and entertainment.

Terminal Freezers, LLC

Acquisition

In January 2011, we acquired three cold storage facilities, two of which are in Watsonville, California and one of which is in Oxnard, California, totalling approximately 894,665 square feet, from Terminal Freezers, Inc. and Terminal Freezers Watsonville, LLC and entered into two net lease agreements with Terminal Freezers, LLC (“Terminal Freezers”), an affiliate of Bay Grove Capital, LLC.

Purchase Terms

The total cost of acquiring the facilities, including estimated acquisition fees and expenses, was approximately $99.5 million. We paid at closing an acquisition fee to Carrey Asset Management of approximately $2.5 million. Carey Asset Management is also expected to receive a deferred acquisition fee in the total amount of approximately $2.0 million. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of the Leases

The facilities are leased to Terminal Freezers under two net leases. One of the leases has an initial term of 20 years and three months and provides for three ten-year renewal options. The other lease has an initial term of 10 years and three months and provides for two five-year renewal options. At the end of the second extended term, the 10-year term lease can be extended for three more ten-year terms, provided certain conditions are met.

Description of Financing

In connection with this acquisition, we obtained non-recourse mortgage financing of $53.7 million with a term of 10 years.

Equity Investment

As part of this transaction, we purchased an 8.3% interest in the entity that owns Terminal Freezers for approximately $1.3 million, including acquisition fees of approximately $0.1 million.

Description of Terminal Freezers, LLC

Terminal Freezers has advised us that it is a public refrigerated warehouse operator catering to the strawberry and seafood industries.

Lending Activities

Shanghai Forte Land, Co., Ltd.

In December 2010, we funded a five-year, $40.0 million loan to China Alliance Properties Limited, a subsidiary of Shanghai Forte Land, Co., Ltd., which was guaranteed by Fosun International Limited, the ultimate parent company. In connection with this transaction, we paid at closing an acquisition fee to W. P. Carey International of $0.4 million. Shanghai Forte Land, Co., Ltd. and Fosun International Limited are both publicly traded companies on the Hong Kong Stock Exchange.

Walgreens Co.

In December 2010, we funded $31.0 million for the initial draw of a construction loan for the first phase of a to-be-built shopping center in Las Vegas, Nevada. We expect to fund up to $85.6 million to build the shopping center. The loan is expected to be funded in two phases: $51.7 million for the cost of the land and the construction of the first floor, and $34.0 million for the construction of the second and third floors after certain requirements are met. We paid at the closing of the initial draw an acquisition fee to Carey Asset Management of approximately $0.5 million, which relates to the entire amount of the first phase of the funding, and we expect to pay an acquisition fee of approximately $0.3 million to Carey Asset Management in connection with the second phase of the funding at the time of the initial draw thereunder. Upon completion of construction, we expect to purchase the Walgreens store in the shopping center for up to approximately $45.5 million, plus certain acquisition fees and expenses, and lease the property back to Walgreens. The balance of the construction loan will be paid off after completion. Walgreens has advised us that it engages in the operation of a chain of drugstores in the United States.